BANCOLOMBIA S.A. ANNOUNCES CALL FOR GENERAL SHAREHOLDERS’ MEETING

Medellin, Colombia, February 13, 2014

The Board of Directors of Bancolombia S.A. (“Bancolombia”) decided to call the holders of shares of common stock of Bancolombia to the General Shareholders’ Meeting, to be held on March 17, 2014 at 10:00 a.m. at the Intercontinental Hotel located at Calle 16 N° 28 – 51 Km 5 Via Las Palmas, Medellín, Colombia.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837